

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 14, 2016

Via E-mail
Lee M. Tillman
Chief Executive Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, TX 77056-2723

> **Re: Marathon Oil Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2015**
> **Filed February 25, 2016**
> **Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2016**
> **Filed November 3, 2016**
> **File No. 1-05153**

Dear Mr. Tillman:

We have reviewed your September 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Estimates, page 36

1.   Your updated critical accounting estimates disclosure states future increases to the valuation allowance for your deferred tax assets are possible if your estimates are revised

downward such that future estimates of taxable income are reduced during the carryforward period. Forecasted long-term commodity prices are identified as a significant assumption underlying the estimation of future taxable income used to determine the realizability of your deferred tax assets. Expand your disclosures to provide an analysis of the specific sensitivity of future estimates of taxable income to changes, especially as those estimates relate to commodity price forecasts, based on a range of outcomes that are reasonably likely to occur and will have a material effect on the valuation allowance. Provide both quantitative and qualitative disclosure if quantitative information is reasonably available. Refer to Section V of SEC Release No. 33-8350 for further guidance.

2. A downward revision of your long-term commodity price assumptions triggered an assessment of certain long-lived assets related to producing properties in the quarter ended September 30, 2016. As a result, you recorded impairment charges to reduce the carrying value of certain conventional non-core proved properties in Oklahoma. Your disclosure states that further changes in forecasted commodity prices may result in future impairment charges. Expand your disclosure to discuss the percentage or amount by which the undiscounted cash flows related to your remaining long-lived assets exceeded their carrying values as of the date of the most recent impairment test. In addition, provide additional quantitative disclosure addressing the degree of uncertainty resulting from commodity price trends. Your revised disclosure should also discuss uncertainty in the key assumptions underlying your impairment assessment and address the effect of reasonably likely changes to these assumptions. Refer to Section V of SEC Release No. 33-8350.

You may contact Shannon Buskirk, Staff Accountant, at (202) 551-3717 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources